

Mail Stop 3561

March 7, 2016

Craig L. Jackson
Chief Financial Officer
DPL Inc.
The Dayton Power and Light Company
1065 Woodman Drive
Dayton, Ohio 45432

> **Re:** **DPL Inc.**
> **The Dayton Power and Light Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File Nos. 1-9052, 1-2385**

Dear Mr. Jackson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, pages 70 and 129

1. We note the reports of your independent registered public accounting firm are not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please confirm to us that your original audit reports were signed and ensure future filings include conformed signatures.

Consolidated Statements of Operations, pages 71 and 130

2. Please tell us what consideration each registrant gave to separately presenting revenues and related costs and expenses applicable to revenues from tangible goods, services and other revenues pursuant to Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

Craig L. Jackson
Chief Financial Officer
DPL Inc.
The Dayton Power and Light Company
March 7, 2016
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/S/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Kurt Tornquist, Controller
    Karin Nyhuis, Director, Financial Reporting